

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Robert D. Bondurant
Chief Executive Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

      Re: Martin Midstream Partners L.P.
          Registration Statement on Form S-3
          Filed on June 8, 2022
          File No. 333-265484

Dear Mr. Bondurant:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services